United States securities and exchange commission logo





                             July 20, 2021

       Jill Ramsey
       Chief Executive Officer
       A.K.A. Brands Holding Corp.
       100 Montgomery Street, Suite 1600
       San Francisco, California 94104

                                                        Re: A.K.A. Brands
Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 23,
2021
                                                            CIK No. 1865107

       Dear Ms. Ramsey:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 23, 2021

       Prospectus Summary, page 1

   1. Please define the terms Millennial and Gen Z as you use them in the prospectus.
   2. On page 3, where you discuss your 2020 return rate of approximately 10.6%, please provide the industry
average rate of return in 2020. Please make conforming revisions throughout the
prospectus. In addition, please tell us how your return rates for 2019 and
                                                        2018 compare to the
industry averages for those years.
       Our Powerful Economic Model, page 3

   3. In this section, you indicate on page 4 that the LTV/CAC ratio for the 2017 cohort was
 Jill Ramsey
A.K.A. Brands Holding Corp.
July 20, 2021
Page 2
         7.7; on page 6 you indicate that is is 6.7. Please revise.
Market Opportunity, page 4

4. Please disclose here that you operate primarily in the U.S. and Australia, providing the percentage of your total revenue attributable to each of the U.S, Australia, and other markets.
Inspirational Content Propels Customer Engagement and Efficient Marketing, page
6

5. Please explain to us and disclose how "earned media value" of $180.6 million is calculated.
Our Competitive Strengths
Exclusive Merchandise Drives Demand and Loyalty, page 6

6. Please provide, with greater prominence, the change in the historical gross profit margin between 2020 and 2019 to balance the change between 2020 pro forma and 2019 historical presented.
Our Growth Strategies
Grow Internationally, page 8

7. To balance the pro forma 2020 information presented, please provide, with greater prominence, the historical net sales to customers outside of U.S. and Australia percentage for 2020.
Summary of Selected Historical Financial and Other Data, page 15

8. You label a column for consolidated balance sheet data as "(As Adjusted) Pro Forma." It appears from information on page 75 this column should be labeled "Pro Forma." Please revise or advise.
Unaudited Pro Forma Consolidated Financial Information
Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 2. Preliminary Purchase Price Allocation, page 77

9. You state here the purchase consideration in the acquisition of Culture Kings was the
       USD$232.5 million cash disclosed in note 1 of the notes to unaudited pro forma consolidated financial statements. You also disclose in note 1 CK Holdings, LP issued
FirstName LastNameJill Ramsey
       partnership units with a fair value of USD$141.4 million in connection with the
Comapany    NameA.K.A.
       acquisition         Brands
                    of Culture    Holding
                               Kings.      Corp.
                                       Please explain to us your accounting for
the issuance of
July 20,these
          2021partnership
               Page 2     units and why it was not included in the purchase
consideration.
FirstName LastName
 Jill Ramsey
FirstName   LastNameJill Ramsey
A.K.A. Brands   Holding Corp.
Comapany
July        NameA.K.A. Brands Holding Corp.
      20, 2021
July 20,
Page   3 2021 Page 3
FirstName LastName
Note 4. Pro Forma Reclassification Adjustments
A. Adjustments to Reclassify Balance Sheet Items ..., page 79

10. From the table it appears the source of funds used to repay the debt noted in footnote (ii)
         to the table was in connection with membership equity units issued by Culture Kings.
         Please explain to us and disclose as appropriate who the equity interests were issued to and how this impacted the acquisition of Culture Kings, including the purchase consideration paid by you.
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
86

11. Please disclose known trends or uncertainties that may affect your liquidity, capital resources, or results of operations. See Item 303(b).
Overview, page 86

12. To balance the 2020 pro forma adjusted EBITDA and adjusted EBITDA margin disclosed on page 87, please provide, with greater prominence, the 2020 pro forma net income and net income margin.
Key Operating and Financial Metrics
Key Financial Metrics, page 88

13. Please present in the table on page 88 historical and 2020 pro forma "net income" and related margin with equal or greater prominence to "adjusted EBITDA" and related margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
Factors Affecting Our Performance
Customer Acquisition, page 89

14. "LTV" is described here as "customer lifetime value," whereas on page 4 it is referred to as "long-term customer value." Please revise for consistency as appropriate.
15. Please tell us the amount of LTV and show us its computation for each period presented on page 90. Please also tell us why you believe your 2017 cohort presentation
         "illustrate[s] [y]our successful customer acquisition strategy." In this regard, we note you did not own any of your brands in 2017 and were not founded until 2018. We further note you had control of only one brand starting in the third quarter of 2018, and did not have control over all four brands until 2021. Alternatively, please remove this presentation.
Customer Retention, page 90

16. Please explain how the use of the 2017 cohort is appropriate and beneficial to investors given that you had no role in "retain[ing] customers and increas[ing] our customers spend" for much of each of the periods presented for three of your four brands.
 Jill Ramsey
A.K.A. Brands Holding Corp.
July 20, 2021
Page 4
Results of Operations
Comparison of Years Ended December 31, 2019 and 2020, page 95

17. Please quantify all of the factors disclosed to the extent practicable. Refer to section
         501.04 of the staff   s Codification of Financial Reporting Policies
for guidance. For
         example, state the amounts associated with each of the noted acquired entities for each of
         2020 and 2019 in citing the impact of their respective acquisitions. See comments below for further examples of expanded disclosure in regard to the above noted guidance.
Cost of Sales, page 95

18. Please quantify the incremental impact on your cost of sales and gross profit as a percentage of net sales of the favorable mix of merchandise sales at full price compared to those not at full price. Discuss the reason for the more favorable mix and why you were able to achieve more sales at full price than not at full price. Additionally, explain how higher mix of exclusive offerings and proprietary assortment impact cost of sales and gross profit as a percentage of net sales and discuss any associated underlying reasons.
Net Sales, page 95

19. Please quantify the dollar amount of increased net sales attributed to the increase in each of the number of orders, order frequency and average order value so that investors may have an understanding of the magnitude of each. Additionally, state the underlying reason for these increases. For example, state whether these are attributed to your efforts or those associated with external factors. Refer to Item 303(b) of Regulation S-K for guidance in regard to describing in quantitative and qualitative terms the underlying reasons for material changes that is applicable here and in the following comments.
Selling Expenses, page 96

20. Please discuss why Culture Kings revenue in Australia was less impacted by increased costs to fulfill and ship orders than in the United States, or conversely if true, why it costs more to fulfill and ship orders in the U.S. than in Australia.
21. You state selling expenses as a percentage of net sales increased in 2020 compared to
         2019, however, the associated table does not reflect this. Please clarify and revise as appropriate.
Marketing Expenses, page 97
FirstName LastNameJill Ramsey
22. You state marketing expenses as a percentage of net sales increased in 2020 compared to
Comapany
       2019,NameA.K.A.
             however, theBrands Holding
                          associated tableCorp.
                                           does not reflect this. Please
clarify or revise as
July 20,appropriate.
         2021 Page 4
FirstName LastName
 Jill Ramsey
FirstName   LastNameJill Ramsey
A.K.A. Brands   Holding Corp.
Comapany
July        NameA.K.A. Brands Holding Corp.
      20, 2021
July 20,
Page   5 2021 Page 5
FirstName LastName
Liquidity and Capital Resources
Net Cash Provided by Operating Activities, page 99

23. Your disclosure appears to emphasize how cash provided by operating activities was derived for each period. Pursuant to Item 303(a) and (b) of Regulation S-K, your discussion should be an analysis of material changes in operating cash from period to period. That is, your analysis should analyze why net cash provided increased to $21,712 in 2020 from $511 in 2019. Note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to section IV.B and B.1 of SEC Release No. 33-
         8350 for guidance, and section 501.04 of the staff   s Codification of
Financial Reporting
         Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.
       You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services